

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 18, 2014

BY EMAIL

Mr. Frank J. Julian, Esq.
Assistant Vice President, Legal
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

> Re: Jackson National Separate Account – I ("Jackson National")
> Jackson National Life Insurance Company
> Initial Registration Statement on Form N-4
> File Nos.: 333-192971; 811-08664
>
> JNLNY Separate Account I ("Jackson NY")
> Jackson National Life Insurance Company of New York
> Initial Registration Statement on Form N-4
> File Nos.: 333-192972; 811-08401

Dear Mr. Julian:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on December 20, 2013. Based on our review, we have the following comments on these filings. Unless otherwise specified, page numbers referenced below refer to the courtesy marked (redline) copy of the Jackson National registration statement provided to the staff. Also, unless otherwise noted, the comments listed herein apply to both filings, notwithstanding use of the singular form for "company", "contract" or similar terms.

1. **General Comments**

   a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

   b. *Jackson National Only*: Please confirm supplementally that all material state-required variations to the terms described in the prospectus are disclosed therein.

2. **Cover Page and Glossary**

   a. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifier.

    b. Please confirm that all defined terms are capitalized throughout the prospectus (*see e.g.*, "income date" on p. 12, "business day" on pp. 34-35, "good order" on p. 35, and "issue date" on p. 46).

    c. Please include a definition of "Liquidity Option" in the Glossary since the term is referenced several times in the prospectus (*see e.g.*, pp. 3-5, 9, 11, 13, 30-31, and 34-35) before the option is defined on page 39 of the prospectus.

    d. The registrant refers to "Accumulation Unit Values" on page 9 of the prospectus but does not include "Accumulation Unit Values" as a defined term in the Glossary. In other sections of the prospectus, the registrant refers to "Accumulation Unit values" or the "value of an Accumulation Unit" (*see e.g.*, pp. 35 and 38). Please make the use of the term consistent by either including Accumulation Unit Values as a defined term in the Glossary or referring to the value of Accumulation Units throughout the prospectus.

    e. The registrant refers to the terms "current new business interest rate" and "current new business rate" on pages 11-12 of the prospectus, but only the term "current new business interest rate" is defined in the prospectus. Please provide a definition for "current new business rate" or, if applicable, reconcile the use of the two similar terms.

    f. Registrant uses the terms "representative" and "financial representative" throughout the prospectus (*see e.g.*, pp. 46-48). Please use a single term unless these are two distinct concepts.

    g. Registrant references the "money market Investment Division" and the "Money Market Investment Division" on pages 37 and 46 of the prospectus, respectively. To be consistent, please provide a definition of this term in the Glossary, explain the meaning of the term on pages 37 and 46 of the prospectus, or remove the defined term from the prospectus.

    h. *Jackson National Only*: The terms "Fixed Account Contract Value" and "Separate Account Contract Value" are included in the Glossary, but it appears that they are not used in the prospectus. Please consider removing these defined terms from the Glossary.

3. **Key Facts (p. 3)**

Under the sub-heading "Optional Features," please refer the reader to the location in the prospectus to learn more information about the Liquidity Option (*e.g.*, "For more information, please see 'LIQUIDITY OPTION' beginning on page __").

4. **Fixed Account Options (p. 11)**

In the second sentence of the paragraph starting with the subheading "Rates of Interest We Credit," please insert "state" before "non-forfeiture law."

5. **Income Payments (The Income Phase) (p. 40)**

   The prospectus states that: "Unless you tell us otherwise, your income payments will be based on the fixed and variable options allocations that were in place on the Income Date." Please clarify whether such income payments will be based on: (x) the value of the fixed and variable options as of the Income Date or (y) the allocation instructions in effect as of the Income Date. In addition, please consider combining this disclosure with the disclosure in the second paragraph of this section regarding the default income option.

6. **Other Information – Dollar Cost Averaging (p. 46)**

   a. As currently written, prospectus disclosure under the section entitled "Dollar Cost Averaging" appears to make no mention of the availability of the Guidance Model Portfolios within the Dollar Cost Averaging program. Please clarify that contract owners can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions, including transfers to the Guidance Model Portfolios.

   b. The prospectus states that: "[t]he DCA+ Fixed Account Option is a 'source account' designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options." The prospectus further states that: "[y]ou can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division)." There is no other discussion or reference to "source account" in the prospectus. Please clarify the definition of "source account" in the discussion as used on page 46. In addition, please confirm that any limitations as to Investment Divisions and/or Guidance Model Portfolios with regard to dollar cost averaging are disclosed in the prospectus.

7. **Earnings Sweep (p. 46)**

   Please disclose the mechanics of the Earnings Sweep program (*i.e.*, the frequency of the sweep and/or any timing or pricing methodology that differs from other transfers under the contract).

8. **Guidance Model Portfolios (pp. 46-48)**

   a. Similar to staff comment 2(a) above, please clarify which "representative" may offer Elite Access Guidance Model Portfolios to contract owners. Registrant refers a contract owner to his or her "representative" and "financial representative" for further information regarding the Guidance Model program throughout the "Guidance Model Portfolios" section.

b. Please use quotation marks to denote the defined terms "Guidance Model Portfolios" and "Models" in the first sentence under the Guidance Model Portfolios section on page 46.

c. The prospectus states that each Guidance Model Portfolio is comprised of a "carefully selected combination of Investment Divisions representing various asset classes" and that "[n]ew Guidance Model Portfolios may be configured from time to time" (*see* pp. 46-47). Please disclose who selects and configures the combination of Investment Divisions for the Guidance Model Portfolios and, if applicable, (i) any affiliation such entity has with Jackson National; (ii) the nature and extent of any investment advisory relationship and/or other fiduciary role that may exist between such entity and a contract owner; and (iii) any material conflicts of interest that may now exist or develop in the future between the interests of such entity and those of contract owners.

d. Please clarify if and/or when transfers to and from Investment Divisions under the Guidance Model Portfolio program would trigger a transfer charge and, if applicable, include prominent disclosure clarifying what transfers under the Guidance Model Portfolio program will and/or will not count against the 15 free transfers in a contract year. In addition, please make corresponding clarifying changes under the heading "Transfer Charge" on page 30 of the prospectus.

9. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

10. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*　　*　　*

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.　Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.　After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, you are welcome to call me at (202) 551-6931. In addition, copies of documents or letters filed on EDGAR may be emailed to me at walterj@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Jamie Lynn Walter

Jamie Lynn Walter
Disclosure Review Office
Insured Investments

cc:　　Joyce M. Pickholz
　　　　Naseem Nixon